
03026085

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


PROCESSING
JUL 01 2003
187
SECTION
D.C.

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the period ended December 31, 2002

OR

[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934

Commission file number 0-8251

A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

COORS SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

Adolph Coors Co.
311 10th Street
Golden, Colorado 80401


PROCESSED
JUL 07 2003
THOMSON
FINANCIAL

CR

(a) The Coors Savings and Investment Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan or the fiscal year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit
(23) Consent of Independent Auditor.

(99.1) Certification of Mara Swan

(99.2) Certification of Timothy V. Wolf

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coors Savings and Investment Plan



Name: Mara Swan
Group Vice President Human Resources

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Participants and Administrator of
the Coors Savings and Investment Plan
Golden, Colorado

We have audited the accompanying statements of net assets available for benefits – modified cash basis of the Coors Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits – modified cash basis for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Coors Savings and Investment Plan. as of December 31, 2002 and the changes in net assets available for benefits for the year ended December 31, 2002 on the basis of accounting described in Note 2.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information, required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Denver, Colorado
May 16, 2003

COORS SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
December 31, 2002 and 2001
(Amounts in 000s)

	2002	2001
INVESTMENTS		
Investment in Fixed Fund	$ 225,645	$ 211,924
Investment in mutual funds	229,172	299,016
Investment in Coors stock	21,292	19,373
Participant loans	9,951	11,108
NET ASSETS AVAILABLE FOR BENEFITS	$ 486,060	$ 541,421

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

COORS SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
For the Year Ended December 31, 2002
(Amounts in 000s)

ADDITIONS TO NET ASSETS	
Investment income	
Interest and dividends	$ 15,625
Contributions	
Participants	25,177
Employer	6,408
Total contributions	31,585
Total additions to net assets	47,210
DEDUCTIONS FROM NET ASSETS	
Net depreciation in fair value of investments	59,191
Participant benefit payments	43,345
Management fees	35
Total deductions from net assets	102,571
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(55,361)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	541,421
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 486,060

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

COORS SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – GENERAL DESCRIPTION OF PLAN AND TRUST

The Coors Savings and Investment Plan (the "Plan") and the related Trust Agreement (the "Trust") were established effective January 1, 1974. The Plan was amended and restated effective January 1, 1996. The Plan's purpose is to encourage employees of Adolph Coors Company and its subsidiaries (the "Company") to accumulate savings systematically in order to provide an additional source of income upon retirement, disability or death. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Coors Plan Investment and Administration Committee (the "Committee") consisting of employees and one retiree, is appointed by the Board of Directors of the Adolph Coors Company and acts as fiduciary for the Plan. In accordance with its power as fiduciary, the Committee has entered into trust and asset management agreements with Fidelity Management Trust Company ("Fidelity").

Eligibility

All full-time, part-time and temporary employees of the Company and certain subsidiaries, who are at least age 18, are eligible to participate in the Plan. Employees of the following subsidiaries were not eligible to participate in the Plan at any time during 2002 and 2001.

- Ford Street Management Corporation
- Memphis hourly union employees
- Gap Run Pipeline Company
- Coors International, Inc. (with exception of expatriates)

Contributions

Contributions can be made to any of the investment options within the Plan which are credited to the individual participants' accounts. Participants are allowed to make basic and additional contributions as follows:

	Basic	Additional	Total
All covered employees	1% - 6%	1% - 44%	50%

Contributions are to be in whole, not fractional, percentages points. The combined maximum contribution, basic and additional, that any participant is allowed to make is the lesser of 50% and 22% or $11,000 and $10,500 in 2002 and 2001, respectively.

The Plan was amended effective September 20, 2002 to allow for catch-up contributions for participants age 50 or older and for matching contributions on such catch-up contributions.

NOTE 1 – GENERAL DESCRIPTION OF PLAN AND TRUST (CONTINUED)

Participant contributions deposited prior to December 1, 1986, have been taxed previously and are not taxable when paid to participants. Participant contributions deposited subsequent to November 30, 1986 are taxable when paid to participants.

For all covered employees, the employer contributes 50% of each participant's basic contribution. The maximum percentage contributed by the employer is 3%. The Company may also make discretionary contributions to the Plan. The Company did not make any discretionary contributions in 2002.

Participant Accounts

Fidelity Management Trust Company is responsible for preparing, maintaining and allocating amounts to individual participants' accounts. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions, the employer's contributions, and all investment earnings on these contributions credited to their account. As such, there are no forfeited employer contributions.

Distributions

Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan. A participant or beneficiary entitled to receive benefits under the Plan may generally elect the method of payment.

Participant Loans

Participants may borrow up to 50% of the total value of their account. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. These loans are available to active employees or parties-in-interest who are participants. Only one loan may be outstanding at any time. The interest rate is set at one percent above prime rate on the first business day of the month in which the loan is made and remains fixed throughout the term of the loan. Loans are subject to certain repayment provisions upon termination of employment, default, lay-off, unpaid leave of absence or disability. When participants fail to repay their loan balance in accordance with their terms, the unpaid balance is considered a distribution (default) and may be subject to a 10% penalty tax. Participants defaulted on $713,608 and $661,479 of loans in 2002 and 2001, respectively.

NOTE 1 – GENERAL DESCRIPTION OF PLAN AND TRUST (CONTINUED)

Plan Expenses

Participants pay expenses incurred to manage the Plan's assets in that they are netted against investment earnings. The employer pays all other expenses incident to the administration and recordkeeping of the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. This basis of accounting is not in accordance with accounting principles generally accepted in the United States. Under the modified basis of cash receipts and disbursements, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

- Accrual of all contributions owed at each year-end, but not received until the following year.
- Accrual of dividends declared, but not paid.
- Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.
- Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

Investment Valuation and Income Recognition

The Plan's investments are comprised of the following:

- The Master Trust, which is comprised of the following investments:
  - A Fixed Fund that consists of guaranteed investment contracts (GIC's) with insurance companies and other entities and are stated at a contract value (cost plus accrued interest) and a Short-Term Investment Fund ("STIF"), which is not an

COORS SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

investment option, but is rather a portfolio of short-term investments in U.S. Government reserves in which temporarily available cash is invested. The Plan considers cash equivalents to be highly liquid investments with maturities of three months or less. The STIF investments are stated at fair value.

- Mutual funds which are stated at the respective funds/ net asset value, which is determined by the investment manager based on market values.

- Coors Stock Fund which is a "unitized" stock fund that holds shares of Adolph Coors Company Class B non-voting common stock stated at the quoted market price at the period end and cash.

- Participant loans are stated at cost which approximates fair market value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting as described in Note 2, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS IN MASTER TRUST

The Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, under a Master Trust Agreement, which executes all transactions therein under the direction of the Coors Plan Investment and Administration Committee.

Some of the Plan's investment assets are held in a Fixed Fund, commingled with investment assets of the Company's Memphis 401(k) Plan. The Company's benefit plans participating in the Fixed Fund collectively own, through the Fixed Fund, the assets, based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each Plan's investment percentage in the Fixed Fund is allocated to the various plans based upon the investment percentage on the day the income is earned. All other assets of the Master Trust are participant directed.

The total value of the Fixed Fund was $232,120,000 and $217,899,000 at December 31, 2002 and 2001, respectively The total net investment interest income of the Fixed Fund for the years ended December 31, 2001 and 2000 was approximately $12,018,000 and $12,620,000 respectively. The Plan's interest in the Fixed Fund as a percentage of net assets of the Fixed Fund was 97.2% and 97.3% and at December 31, 2002 and 2001, respectively.

Included in the Fixed Fund are Guaranteed Investment Contracts (GICs) which are reported in the financial statements at contract value because they are fully benefit responsive. Certain GICs are Synthetic GICs, which include wrapper contracts, which are third parry agreements that make a synthetic GIC benefit responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The total fair value and cost of the fully benefit responsive GICs at December 31, 2002 was approximately $242,898,000 and $230,619,000, respectively, and at December 31, 2001 was approximately $213,828,000 and $208,529,000, respectively. In addition, the total fair value of the wrappers at December 31, 2002 and 2001 was $0. The portfolio average yield was approximately 5.34% and 5.99%, respectively for 2002 and 2001. The portfolio crediting interest rate was approximately 5.19% and 5.47%, respectively for 2002 and 2001. The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly for the Synthetic Investment Contracts, but cannot be less than zero.

The total dividend and interest for the Mutual Fund Investments and for the Coors Stock Fund was $3,959,000 and $34,000, respectively, for the year ended December 31, 2002.

NOTE 4 – OTHER INVESTMENT OPTIONS

The other investment options offered to participants include sixteen mutual funds and the Coors Stock Fund.

COORS SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 5 – INVESTMENTS

The following investments at December 31, 2002 and 2001 exceed 5% of net assets available for benefits:

Identity	Description	2002	2001
		(000s) Contract Value	
Fixed Fund	GICs	$ 224,186	$ 202,811
		Fair Value	
Fidelity Magellan Fund	Mutual Fund	$ 57,845	$ 85,540
Fidelity Growth and Income Fund	Mutual Fund	$ 34,580	$ 47,129
Janus Worldwide Fund	Mutual Fund	NA	$ 32,858
Fidelity Low Price Stock Fund	Mutual Fund	$ 24,300	N/A

During 2002 and 2001, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year (depreciated) in value by $(59,191) and $(55,727) net as follows:

	2002	2001
Net appreciation (depreciation) in fair value of investments		
Coors Stock Fund	$ 2,984	$ (8,665)
Mutual funds	(62,175)	(47,062)
Total	$ (59,191)	$ (55,727)

The cost of investments sold or transferred is determined on a participant level by the average cost method.

NOTE 6 – PLAN TERMINATION

The Company established the Plan with the intention that it continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of Plan termination, any decrease or increase in net assets as determined by the Trustee will be allocated to the participants based on the current investment elections. The entire amount in each participant's account will be distributed, with the participant's consent.

NOTE 7 – INCOME TAX STATUS

The Company has received a favorable determination letter dated January 11, 1993, from the Internal Revenue Service as to the qualified status of the Plan and Trust. The Internal Revenue Service has determined and has informed the Company that the Plan and related trusts, in form, satisfy applicable sections of the Internal Revenue Code. The Plan has subsequently been amended and restated since receiving the determination letter. The most recent amendment was made in 2002 in order to comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). The Plan has applied for a new determination letter and as of December 31, 2002, the application is pending. However, the Plan administrator and the Plan's tax counsel believe that the Plan currently complies, in form and operation, with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been made in the Plan's financial statements.

NOTE 8 – PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and therefore, these transactions are party-in-interest transactions under ERISA. Fees charged to the Plan investments for investment management services by Fidelity were approximately $1,751,000 and $1,963,000 for 2002 and 2001, respectively. Such fees are reported as a reduction to investment return. Administration fees are paid by the Company.

SUPPLEMENTAL INFORMATION

COORS SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

Identity of Issuer	Description	Contract Value/ Wrap Value
CDC Capital	6.48% - 02/03	$ 348,874
SAFECO	5.66% - 12/03	7,506,394
		7,855,268
Synthetic - Global Wrap		
Chase Manhattan	5.43%	55,580,869
	Global Wrap	-
Monumental Life	5.43%	55,580,693
	Global Wrap	-
Rabo Bank	5.43%	55,581,401
	Global Wrap	-
UBS AG	5.43%	55,580,688
	Global Wrap	-
		222,323,651
Other		
** Fidelity Management Company STIF		1,501,003
TOTAL FIXED FUND		$ 231,679,922
PLAN'S INTEREST IN FIXED FUND		$ 225,644,930

COORS SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

Plan's Interest in Corporate Equity Securities and Currency	Description	Units/ Shares	Value Per Unit/ Share	Fair Value
* Adolph Coors Company	Common Stock	445,711.375	$ 47.77	21,291,632
Plan's Interest in Mutual Funds				
* Fidelity Magellan	Mutual Fund	732,587.821	78.96	57,845,134
* Fidelity Growth and Income	Mutual Fund	1,140,865.528	30.31	34,579,634
* Fidelity Spartan U.S. Equity Index	Mutual Fund	469,926.161	31.15	14,638,200
* Fidelity Overseas	Mutual Fund	207,124.304	22.00	4,556,735
* Fidelity Fund	Mutual Fund	308,433.985	22.26	6,865,741
* Fidelity Equity Income	Mutual Fund	191,348.206	39.67	7,590,783
* Fidelity Blue Chip Growth	Mutual Fund	577,877.817	31.94	17,818,617
* Fidelity Low-Priced Stock	Mutual Fund	965,423.703	25.17	24,299,715
* Fidelity Asset Manager	Mutual Fund	383,671.118	13.80	5,294,661
* Fidelity Asset Manager: Growth	Mutual Fund	467,035.000	11.97	5,590,409
* Fidelity Asset Manager: Income	Mutual Fund	200,873.404	10.86	2,181,485
Janus Worldwide	Mutual Fund	656,506.162	32.13	21,093,543
USAA International	Mutual Fund	53,271.145	15.13	805,992
PIMCO Total Return	Mutual Fund	1,151,453.260	10.67	12,286,006
* Fidelity RET Gov't Money Mkt	Money Mkt	3,772,848.130	1.00	3,772,848
Invesco Small Company Growth Fund	Mutual Fund	1,194,805.737	8.33	9,952,732
				229,172,235
Participant loans				9,951,390
TOTAL PLAN ASSETS HELD FOR INVESTMENT				$486,060,187

* Party-in-interest
** Disclosed at fair value

EXHIBITS INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Auditor	15
99.1	**Certification of Mara Swan**	**16**
99.2	**Certification of Timothy V. Wolf**	**17**

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 0-8251) pertaining to the Coors Savings and Investment Plan of our report dated May 16, 2003, with respect to the financial statements and supplemental schedules of the Coors Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Clifton Gunderson LLP

Denver, Colorado
May 16, 2003

EXHIBIT 99.1
SECTION 906 CERTIFICATION OF
CHIEF EXECUTIVE OFFICER

Pursuant to 18 U.S.C. § 1350, the undersigned officer of the Coors Savings and Investment Plan (the "Plan"), hereby certifies, to such officer's knowledge, that the Plan's Annual Report on Form 11-K for the period from January 1, 2002 to December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Mara Swan
Chief Executive Officer of the Plan
June 30, 2003

EXHIBIT 99.2
SECTION 906 CERTIFICATION OF
CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. § 1350, the undersigned officer of the Coors Savings and Investment Plan (the "Plan"), hereby certifies, to such officer's knowledge, that the Plan's Annual Report on Form 11-K for the period from January 1, 2002 to December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Timothy V. Wolf
Chief Financial Officer of the Plan
June 30, 2003